WOODSIDE

5 November 2004

04046482

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Appendix 3Y Change of Director's Interest Notice (Erich Fraunschiel), lodged with the Australian Stock Exchange on 3 November 2004;
- Woodside and Alcan finalise Gas Sales Agreement, lodged with the Australian Stock Exchange on 5 November 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich FRAUNSCHIEL
Date of last notice	8 June 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Montrose Investments (WA) Pty Ltd as Trustee for the Fraunschiel Family Trust
Date of change	28 October 2004
No. of securities held prior to change	Direct = 2,702 Indirect = 20,000
Class	Ordinary
Number acquired	10,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$195,993
No. of securities held after change	Direct = 2,702 Indirect = 30,000

+ See chapter 19 for defined terms.

Nature of change Example: *on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back*	On-market purchase.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed *in this part.*

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 5 NOVEMBER 2004
8:25AM (WST)

Commitment to Growth

WOODSIDE

MEDIA
MIKE LANE
W: + 61 8 8980 2701
M: + 61 419 042116
E: michael.lane@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE AND ALCAN FINALISE GAS SALES AGREEMENT

Woodside Energy Ltd. and Eni Australia B.V. have today signed a gas sales agreement with Alcan Gove Pty Ltd under which Alcan will buy 800 petajoules of natural gas from the Blacktip Gas Project in Australia's Northern Territory.

The annual contract quantity is for 44 petajoules a year and, depending on actual offtake volumes, the contract duration could be up to 20 years.

Alcan Gove Pty Ltd is a wholly owned subsidiary of Alcan Inc and operates the bauxite mining and alumina refinery at Gove in the Northern Territory. Alcan recently announced its decision to proceed with a major expansion of its Gove operations.

The gas sales agreement is conditional on the Blacktip Gas Project receiving all joint venture and Government approvals by mid-2005 and pipeline arrangements being concluded. It follows a heads of agreement signed with Alcan in June 2003.

The Blacktip Gas Project includes development of the Blacktip gas field in the Joseph Bonaparte Gulf, about 250km south-west of Darwin in exploration permit WA-279-P. The project involves the installation of a remotely operated well-head platform and a 110km subsea pipeline to an onshore gas plant near Wadeye in the Northern Territory.

Under the development plan, the sales gas will be transported from Wadeye by the proposed 940km Trans Territory Pipeline to Gove. Alcan operates the pipeline project.

Production of sales gas is planned to start late 2007.

Woodside's Gas and Commercial Business Unit Director, David Maxwell, said signing of the gas sales agreement with Alcan was an important step in establishing a new gas development for the Northern Territory.

"The contract makes possible the development of the Blacktip gas field which was discovered just three years ago and Woodside and Eni are very pleased to sign the gas sales agreement with Alcan as the foundation customer," he said.

"The Blacktip Gas Project lays down important infrastructure that has the capacity to process additional gas from the area and has potential to develop into a regional gas gathering hub."

Participants in the Blacktip Gas Project are Woodside as operator (53.85%) and Eni Australia B.V. (46.15%).

LOCATION MAP


N
GOVE
Alumina
Refinery
Melville
Island
Bathurst
Island
Groote
Eylandt
DARWIN
Existing Gas Pipeline
KATHERINE
MATARANKA
DALY RIVER
Onshore
Gas Plant
Blacktip
Wellhead
Platform
Joseph
Bonaparte
Gulf
WYNDHAM
KUNUNURRA
N.T.
W.A.

BLACKTIP AND TRANS TERRITORY PIPELINE TO ALCAN'S ALUMINA REFINERY

Blacktip Project:

- The Blacktip gas field was discovered in September 2001 in permit WA-279-P in water depth of 50 metres.
- The field is about 110km north-west of the Northern Territory community of Wadeye.
- Heads of agreement signed with Alcan Gove in June 2003.
- Basis of design engineering for the project began in January 2004 with front-end engineering and design starting in May 2004. Engineering studies were about 80% complete by October 2004.
- All engineering and environmental surveys will be completed by November 2004.
- Negotiations are proceeding with the Northern Land Council, acting on behalf of the Aboriginal traditional owners, for a land access agreement.
- Environmental approvals are on schedule.
- A final investment decision is scheduled for Q2 2005.
- First gas to Alcan Gove is scheduled for Q4 2007.

Trans Territory Pipeline Project:

- Pipeline proponents are Alcan and the Blacktip joint venture with Alcan as operator.
- The sales gas pipeline is about 940km from Wadeye to Gove.
- Route and environmental surveys were completed in September 2004.
- Three groups have been short-listed to build, own and operate the pipeline.
- Environmental approvals are on schedule.
- Negotiations are proceeding with the Northern Land Council, acting on behalf of the Aboriginal traditional owners, for a land access agreement.
- A final investment decision is scheduled for Q2 2005.